Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: June 2006

1.	On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its “Operating Rules for the Trading of Own shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itaú Holding for transactions in its own shares for treasury during the month of June 2006:

	Trading	Prices – R$ per Share
	Volume	Minimum	Maximum	Average
Common Shares	6,900	49.00	49.00	49.00
Preferred Shares	-	-	-	-

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, July 10 2006.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer